Telephone: 1-212-558-4000 Facsimile: 1-212-558-3588 WWW.SULLCROM.COM	125 Broad Street New York, New York 10004-2498 los angeles • Palo Alto • washington, D.C. Brussels • Frankfurt • london • paris Beijing • Hong Kong • Tokyo Melbourne • Sydney

September 21, 2020

Via EDGAR

Sergio Chinos,

Securities and Exchange Commission,
Division of Corporation Finance,
100 F Street, N.E.,
Washington, D.C. 20549.

Re:	Responses to Comments on the Preliminary Proxy Statement on Schedule 14A filed by DiamondPeak Holdings Corp. on August 24, 2020 (File No. 001-38821)

Dear Mr. Chinos:

On behalf of DiamondPeak Holdings Corp. (the “Company”), and in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s Preliminary Proxy Statement on Schedule 14A filed with the Commission on August 24, 2020 (the “Proxy Statement”) contained in the Staff’s letter dated September 17, 2020 (the “Comment Letter”), we submit this letter containing the Company’s responses to the Comment Letter. For your convenience, we have set out the text of each of the comments from the Comment Letter in bold text followed by our response.

In connection with this letter, we intend to file an amendment to the Proxy Statement (“Amendment No. 1”) on the date hereof. Capitalized terms used and not otherwise defined in this letter have the meanings ascribed to them in the Proxy Statement.

General

1.	We note the Investor Presentation available on Lordstown’s website. Please revise your filing to ensure consistency with the disclosure provided in the presentation. For example, the slides appear to contain a more detailed breakdown to support the claim that your vehicle has a lower cost of ownership than your competitors.

Securities and Exchange Commission September 21, 2020

Response: The Company acknowledges the Staff’s comment and has revised the Proxy Statement on pages 166, 167, 169 and 171 of Amendment No. 1 based on the disclosure provided in the Investor Presentation.

Table of Contents, page i

2.	Please revise the table of contents to add a list of the annexes that are attached to the proxy materials.

Response: The Company acknowledges the Staff’s comment and has revised the table of contents of the Proxy Statement to include a list of the annexes attached thereto.

Questions and answers about the proposal for DiamondPeak stockholders, page 1

3.	Please add a question and answer that addresses the factors that the board considered in determining to enter into the merger agreement and its rationale for approving the transaction. Disclose a brief summary of the material positive and negative factors that the board considered in approving the transaction.

Response: The Company acknowledges the Staff’s comment and has revised the Proxy Statement on page 12 of Amendment No. 1 to include a brief summary of the material positive factors.

In addition, the Company respectfully refers the Staff to the disclosure under the question “What material negative factors did DiamondPeak’s board of directors consider in connection with the Business Combination?” on page 13 of Amendment No. 1.

Securities and Exchange Commission September 21, 2020

Risks Related to Lordstown’s Business Operations and Industry, page 38

4.	We note that Lordstown’s independent auditor has raised substantial doubt about its ability to continue as a going concern. Please add a corresponding discussion in Risk Factors.

Response: The Company acknowledges the Staff’s comment and has revised the Proxy Statement on page 39 of Amendment No. 1 to include a discussion of Lordstown’s independent auditor’s substantial doubts about Lordstown’s ability to continue as a going concern.

Proposal Number 2 - The Charter Proposal, page 124

5.	We note that you plan to amend your charter to make such other changes that the DiamondPeak Board deems appropriate for a public operating company. Please identify all of the amendments proposed to be made to your charter, the reasons for and the general effect of such amendment in the proxy statement. For example, we note that your second amended and restated certificate of incorporation includes a revised exclusive forum provision.

Response: The Company acknowledges the Staff’s comment and has revised the Proxy Statement on pages 125, 126 and 130 of Amendment No. 1 to identify all of the amendments proposed to be made to our charter and describe the reasons for and the general effect of such amendments.

Business of Lordstown, page 161

6.	Please expand this section to include the information required, to the extent necessary, under Items 101(h)(v) and (vii) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised the Proxy Statement on pages 167, 170 and 171 of Amendment No. 1 to include the required information as requested.

Lordstown’s Product, page 162

7.	We note your disclosure on page 163 that Lordstown expects the total cost of ownership of the Endurance to be significantly lower than the total cost of ownership of internal combustion engine and diesel-fueled pickup trucks, and that the Endurance will have 500% better fuel economy. Please expand your disclosure to provide the assumptions relied upon for your estimates.

Securities and Exchange Commission September 21, 2020

Response: The Company acknowledges the Staff’s comment and has revised the Proxy Statement on page 166 of Amendment No. 1 to include a discussion of the assumptions relied upon for the Company’s estimates.

*          *           *

We hope that the foregoing, and the revisions to the Proxy Statement, have been responsive to the Staff’s comment. Please direct any questions or comments regarding this letter to me at (212) 558-4682 or croftons@sullcrom.com.

Securities and Exchange Commission September 21, 2020

Very truly yours,

/s/ Scott B. Crofton
Scott B. Crofton

cc:	Erin Purnell
(Securities and Exchange Commission)

David Hamamoto
(DiamondPeak Holdings Corp.)

Robert W. Downes
(Sullivan & Cromwell LLP)

Thomas V. Canepa
(Lordstown Motors Corp.)

Melissa Leonard
John J. Harrington
(Baker & Hostetler LLP)